Exhibit 99.1

argenx Announces Results of Annual General Meeting of Shareholders

May 28, 2025 – 10:01 PM CET

Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, announced the results of its Annual General Meeting of shareholders held on May 27, 2025.

91.1% of the Company’s share capital was represented at the Annual General Meeting.

All items on the agenda received the required majority of votes in favor except for agenda item 5 (adoption of the remuneration policy). This agenda item received a 73.0% majority where a 75% majority was required.

As part of the approved resolutions:

•	The Company’s 2024 remuneration report received a 76.7% majority in favor advisory vote;
•	The Company's annual report and annual accounts for the financial year ending December 31, 2024 were approved with a 99.9% majority;
•	Anthony Rosenberg has been re-appointed as non-executive director to the Board of Directors for a term of two years with a 93.6% majority; and
•	The Board of Directors was authorized to issue shares and grant rights to subscribe for shares in the share capital of the Company for up to 10% of the outstanding share capital at the date of the meeting and for a period of 18 months from the meeting and to limit or exclude statutory pre-emptive rights with a 99.4% majority.

The voting result and all documents relating to the shareholders’ meeting will be available on the argenx website at www.argenx.com/investors/shareholder-meetings.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Instagram, Facebook, and YouTube.

For further information, please contact:

Media:

Ben Petok

Bpetok@argenx.com

Investors:

Alexandra Roy (US)

aroy@argenx.com